                       1934 Act Registration No. 1-14700

                            SECURITIES AND EXCHANGE
                                   COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                       Form 40-F
                      -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                       No    V
                -------                                  -------

(If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82:        .)
                                       -------

[TSMC LOGO]

               TSMC REAFFIRMS STRONG FOUNDRY PARTNERSHIP WITH ATI

     HSINCHU, TAIWAN, R.O.C. - JULY 24, 2006 - TSMC said today that based on our discussions with ATI, our business with ATI will continue as usual after its merger with AMD. This merger will not affect ATI's relationship with TSMC. As a part of AMD, ATI's business will continue to operate in a fabless business model and maintain its strong foundry partnership with TSMC.

                                     # # #

TSMC SPOKESPERSON:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602


TSMC ACTING SPOKESPERSON:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com


FOR FURTHER INFORMATION, PLEASE CONTACT:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-3-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: July 24, 2006              By    /s/  Lora Ho
                                   ---------------------------------------------
                                      Lora Ho
                                      Vice President & Chief Financial Officer